Exhibit 12

LaBRANCHE & CO INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES

(UNAUDITED)

(000’s omitted)

	For the Years Ended December 31,
	2004	2003	2002	2001	2000
Earnings (Loss):
Pre-tax income (loss) (1)	$(58,703)	$(191,502)	$158,315	$145,848	$166,577
Add: fixed charges	67,323	54,430	59,485	64,067	42,099
Pre-tax earnings (loss) before fixed charges	$8,620	$(137,072)	$217,800	$209,915	$208,676
Fixed charges:
Interest expense on all indebtedness	56,454	46,103	46,663	50,286	40,433
Other	7,379	2,155	2,078	1,968	1,666
Preferred stock dividend requirements	3,490	6,172	10,744	11,813	—
Total fixed charges	$67,323	$54,430	$59,485	$64,067	$42,099
Ratio of earnings (loss) to fixed charges (2)	0.13	(2.52)	3.66	3.28	4.96

(1)             Pre-tax income (loss) does not include minority interest and income or loss from equity investees, but does include preferred stock dividend requirements.

(2)             The ratio of earnings to fixed charges for 2004 represents a $58.7 million deficiency, which was the result of a goodwill impairment charge of $37.6 million, an exchange membership impairment charge of $18.3 million and $55.9 million of charges related to the Company's debt refinancing. The ratio of loss to fixed charges for 2003 represents a $191.5 million deficiency, which was the result of a goodwill impairment charge of $170.3 million and the $63.5 million accrual for the tentative settlement with the NYSE and SEC of the investigations of specialist trading activities.